June 13, 2012

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:                           Sprott Physical Platinum and Palladium Trust
Amendment No. 3 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to Amendment No. 2 to the registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on April 20, 2012 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated May 18, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 3 to the Registration Statement on June 13, 2012 (the “Amended Registration Statement”).  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the prospectus included in the Amended Registration Statement (the “Prospectus”).  Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1

Cover Page of the Prospectus

1.                                      On the cover page of the prospectus, please explain how the units are redeemable for cash or for physical platinum or palladium.

The Trust respectfully advises the Staff that due to the complex nature of the redemption mechanism for units for cash or physical platinum and palladium bullion and the space constraints of the cover page, including an explanation of how units are redeemable for cash or physical bullion on the cover page is not possible. Instead, the Trust has added the disclosure on the cover page of the Prospectus that units are redeemable for cash or physical platinum and palladium bullion and has added a cross-reference to the section titled “Redemption of Units” in the Prospectus that explains in detail the process of redemption of units for cash and for physical platinum and palladium bullion.

Enforceability of Civil Liabilities in the United States, page ii

2.                                      We note your response to comment 1. Please revise your disclosure to include your response to the fourth bullet of our comment.

The Trust respectfully advises the Staff that with respect to the fourth bullet point contained in the comment letter dated March 29, 2012 from the Staff, there are no applicable treaties or reciprocity between the United States and Canada. The Trust believes that the necessary information regarding the additional requirements involved in bringing and enforcing judgments by U.S. investors in Canada has been adequately disclosed in the Prospectus.

Prospectus Summary, page 1

Storage with the Royal Canadian Mint, page 2

3.                                      We note your disclosure that the Trust seeks to provide a “secure” exchange traded investment. Please remove this term here and elsewhere or advise us why such revision is not necessary.

The Trust respectfully advises the Staff that it has revised the Prospectus on pages 1, 5, and 31 and removed the word “secure” from the disclosure.

4.                                      Please discuss any protections against loss provided by the Trust.

The Trust respectfully advises the Staff that the Royal Canadian Mint (the “Mint”), the custodian for the Trust’s physical platinum and palladium bullion, carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust’s physical platinum and palladium bullion. The Mint has agreed under the Mint Storage Agreements to provide the Trust with at least 30 days’ notice of any cancellation or termination of such coverage. Based on information provided by the Mint, the Manager believes that the insurance carried by the Mint, together with its status as a Canadian Crown corporation with its obligations generally constituting unconditional obligations of the Government of Canada, provides the Trust with protection in the event of loss or theft of the Trust’s physical platinum and palladium bullion stored at the Mint or at a sub-custodian of the Mint that is consistent with the protection afforded under insurance carried by other custodians that store platinum and palladium commercially. In addition, if the Mint were to become a private enterprise, the Manager, on behalf of the Trust, would make a determination whether the Mint should remain the custodian of the Trust’s physical platinum and palladium bullion in light of applicable circumstances, such as the level of insurance carried by the Mint after such privatization.

RBC Dexia Investor Services Trust (“RBC Dexia”) is the custodian for the Trust’s assets other than physical platinum and palladium bullion. Given that the Manager intends for the cash reserve to be minimal (and to not exceed 3% of the Net Asset Value at any time) and that RBC Dexia acts as custodian for other mutual funds, the Manager has not deemed it necessary to require RBC Dexia to obtain additional insurance to cover unitholder losses. Additionally, the Trust Agreement provides that the Manager will cause the operations of the Trust to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, as far as possible, any material risk of liability on the Unitholders of claims against the Trust and that the Manager will, to the extent it determines to be possible and reasonable, including the cost of premiums, cause the Trust to carry insurance for the benefit of the Unitholders in such amounts as it considers adequate to cover any such foreseeable non-contractual or non-excluded contractual liability.

Redemption of Units for Physical Platinum and Palladium Bullion, page 6

5.                                      Please revise this section to use plain English principles in the organization of the section. Refer to Rule 421 of Regulation C. The information presented should be in clear, concise paragraphs and sentences. Please use bullet lists as necessary. Also revise other sections as necessary, such as the “Fees and Expenses Payable by the Trust” section.

The Trust respectfully advises the Staff that it has revised the Prospectus on pages 6, 12, 34, and 63 accordingly.

Summary of Fees and Expenses, page 12

6.                                      We note your response to comment 5 of our letter dated March 29, 2012 and we reissue in part our prior comment. We note that you disclose separately how the management fee is calculated. Please also disclose separately how each fee is calculated that will be payable to the Trustee, valuation agent, the Mint and any sub-custodian, and Equity Financial Trust Company.

The Trust respectfully advises the Staff that fees payable to RBC Dexia, as trustee and valuation agent of the Trust, and Equity Financial Trust Company are contractual in nature and in amounts that are not material relative to the overall expenses of the Trust. Thus, the Trust believes that adding disclosure on how these fees are calculated will not provide a significant benefit to investors. The Trust further advises the Staff that the details of the fees payable to the Mint are provided in section titled “Custody of the Trust’s Assets — Custodian for the Trust’s Physical Platinum and Palladium Bullion” on page 59 of the Prospectus and a sample calculation of the fee payable to the Mint is provided on page 38 of the Prospectus in section titled “Business of the Trust — Impact of Trust Expenses on Net Asset Value.”

7.                                      Please revise to clarify what types of expenses may be incurred by the Manager on behalf of the Trust. Please clarify whether reimbursement amounts will include reimbursement for personnel. If so, please state whether Manager personnel performing duties for which the Manager is already being paid a fee are subject to reimbursement.

The Trust respectfully advises the Staff that the Manager expects to submit for reimbursement only direct, invoiced expenses of the Trust, which will not include any overhead or personnel costs. In addition, based on its prior experience with funds similar to the Trust, the Manager expects the amount of such reimbursement to be so small that it will not be material. Furthermore, the Trust is regulated as a mutual fund by the Ontario Securities Commission and is subject to National Instrument 81-102 — Mutual Funds (“NI 81—102”), which regulates, among other things, the expense reimbursement structure of funds such as the Trust. In addition, the Trust obtained exemptive relief from the Canadian securities regulatory authorities from NI 81—102 to permit the Trust to bear its own organizational costs, including the costs of preparing and filing the offering documents of the Trust, rather than having the Manager do so, as would otherwise be required by NI 81—102.

8.                                      In the “Operating Expenses” sections on page 12 and 34, please also expand your disclosure to explain the role of the potential investment manager, including how the role would differ from that of the Manager, and explain what will determine whether or not an investment manager will be involved in the Trust’s operations.

The Trust respectfully advises the Staff that it has not hired and currently has no intention of hiring an investment manager other than the Manager, but that it deems it important to retain the flexibility to possibly do so in the future. In the event that the Trust decides to engage an investment manager, the Trust will disclose its plans to engage an investment manager and the fee structure involved in hiring and retaining such investment manager to the Unitholders.

Risk Factors, page 17

9.                                      We note your disclosure on page 48 that at the end of 2010, a record high of 1.23 million ounces of platinum and 2.20 million ounces of palladium were held by investors. We also note your disclosure that increases in investments in physical platinum and palladium may impact the supply and demand of these metals. Please consider adding a risk factor that discusses the increase of investments in physical platinum and palladium and how this could affect the price of these metals and the price of the registrant’s shares in a manner unrelated to other factors affecting the global markets for platinum and palladium.

The Trust respectfully advises the Staff that it believes the risk factor titled “Large purchases of physical platinum or palladium bullion by the Trust in connection with the offering may temporarily affect the price of that metal” on page 18 of the Prospectus addresses the Staff’s concerns with respect to the increase of investments in physical platinum and palladium and that no further disclosure is appropriate. The Trust has also revised the Prospectus on page 18 to add a risk factor titled “A decrease in investment demand for physical platinum or palladium bullion could decrease the price of such platinum or palladium and adversely affect an investment in the Units” in order to clarify potential risks associated with a decrease in investment demand for physical platinum or palladium bullion.

Overview of the Sectors the Trust Invests In, page 34

World Platinum and Palladium Supply and Demand, page 43

10.                               Please discuss whether the table on pages 43-44, that provides the world platinum and palladium demand over the last 10 years, is limited to physical platinum and palladium that conforms to the Good Delivery Standard of the London Platinum and Palladium Market. If not, please explain the differences.

The information contained in the tables on pages 43-44 of the Prospectus providing the world demand for platinum and palladium from 2001-2011 is not limited to physical platinum and palladium that conforms to the Good Delivery Standard. With respect to “investment categories” in general, physical platinum and palladium bullion demand by exchange-traded funds and similar vehicles is for bullion conforming to the Good Delivery Standard. Other types of investments, such as coins, generally do not conform to the Good Delivery Standard. Demand by sectors such as autocatalyst, industrial, and jewellery conforms to the form of platinum and palladium used by their respective sectors (e.g., sponge, grain, salts, plate, etc.), none of which conforms to the Good Delivery Standard.

Computation of Net Asset Value, page 90

11.                               We note your disclosure on page 90 that “the value of physical platinum and palladium will be its respective market value based on prices provided by a widely recognized pricing service as directed by the Manager.” Please discuss in greater detail the widely recognized pricing service and how the prices from that service are calculated. Please also summarize this disclosure in the “Prospectus Summary” section.

The Trust has revised the Prospectus on page 90 to indicate that the pricing service used to determine the value of physical platinum and palladium bullion will be Bloomberg, though the Manager reserves the right to use another pricing service in the future.

The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Alexandre V. Rourk at (202) 661-7148 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Enclosure